GLOBAL ENGINE GROUP HOLDING LIMITED

Room C, 19/F, World Tech Centre

95 How Ming Street, Kwun Tong

Kowloon, Hong Kong

September 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Engine Group Holding Limited
Registration Statement on Form F-1, as amended (File No. 333-266919) Withdrawal of Acceleration Request of Effectiveness Filed on September 29, 2023

Dear Sir or Madam,

Global Engine Group Holding Limited (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission consent to the withdrawal of an acceleration request filed on September 29, 2023 pursuant to Rule 461 under the Securities Act of 1933, as amended, requesting for effectiveness of the above-referenced Registration Statement on Form F-1 as of 4:00 p.m. Eastern Time, on September 29, 2023.

Following such withdrawal, the Company plans to submit a new acceleration request.

Please contact the Company’s U.S. securities counsel, Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908, if you have any questions.

Very truly yours,

Global Engine Group Holding Limited

By:	/s/ Andrew, LEE Yat Lung
Name:	Andrew, LEE Yat Lung
Title:	Chief Executive Officer